Exhibit 99.3

Innovation, Science and (Signed) Jennifer Farac Jennifer Farac
Innovation, Sciences et
Economic Development Canada
Développement économique Canada
Corporations Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1	- Name of the applicant corporation(s)

Corporation number
SIERRA WIRELESS, INC.

292543-5

2	- Name of the corporation(s) the articles of which are amended, if applicable

Corporation number
N/A

3	- Name of the corporation(s) created by amalgamation, if applicable

Corporation number
N/A
4 - Name of the dissolved corporation(s), if applicable
In accordance with the plan of arrangement,
☐ a. the articles of the corporation(s) indicated in item 2, are amended.
If the amendment includes a name change, indicate the change below:
N/A
☐ b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number):
N/ A
☐ c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:
N/A
Corporation number
N/A

5	- Name of the other bodies corporate involved, if applicable

Corporation number or jurisdiction
7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.
Signature: /s/ Jennifer Farac
Print name: Jennifer Farac

Note:

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

13548597 CANADA INC.

6	- In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

1354859-7

ISED-ISDE 3189E (2020/01) Page 1 of 2

[Graphic Appears Here]
No. S-226688
Vancouver Registry
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED
AND
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING SIERRA WIRELESS, INC.
AND 13548597 CANADA INC.
SIERRA WIRELESS, INC.
PETITIONER
ORDER MADE AFTER APPLICATION
BEFORE
JUST ICE
FoRTH
29/Sep/2022
ON THE APPLICATION of the Petitioner, Sierra Wireless, Inc. (“Sierra”).
[x] coming on for hearing at Vancouver, British Columbia on September 29, 2022 AND UPON HEARING Alexandra Luchenko, counsel to Sierra, and no one appearing on behalf of the holders of common shares of Sierra (the “Sierra Shares”), the holders of options to purchase Sierra Shares, the holders of restricted share units and phantom restricted share units of Sierra, and the holders of performance share units of Sierra (collectively, the “Sierra Security holders”), though duly served; and UPON READING the Petition herein, the Order Made After Application of Master Robertson made August 24, 2022, the Affidavit #1 of Sam Cochrane sworn on August 22, 2022, Affidavit #1 of Leanna Mclnally sworn on August 24, 2022, Affidavit #2 of Sam Cochrane sworn on September 27, 2022, and Affidavit #1 of Sandra Brown-John sworn on September 29, 2022, and filed herein;
THIS COURT ORDERS AND DECLARES THAT:
1. Pursuant to the provisions of Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), the arrangement (the “Arrangement”) as provided for in the Plan of Arrangement attached hereto as Schedule “A”, including the terms and conditions of the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities or cash consideration in the exchanges provided for in the Plan of Arrangement.
2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.
3. The Petitioner shall be entitled to seek the direction of this Court as to the implementation of this Order or to apply for such further Order or Orders as may be appropriate.
THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:
Signature of lawyer for Petitioner
Alexandra Luchenko
BY THE COURT.
REGISTRAR

SCHEDULE “A”
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1 INTERPRETATION
Section 1.1 Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.
“Arrangement Agreement” means the arrangement agreement dated as of August 2, 2022 among the Parent, the Purchaser and the Company (including the schedules thereto).
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, New York, New York, or Los Angeles, California.
“CBCA” means the Canada Business Corporations Act.
“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.
“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.
“Company” means Sierra Wireless, Inc., a corporation existing under the laws of Canada.
“Company Option Plan” means the Company’s amended and restated 1997 stock option plan, effective as of April 28, 2021.
“Company RSU Plans” means (i) the Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011 (ii) the Company’s amended and restated restricted share unit plan, effective as of May
9, 2007, as amended, and (iii) the PRSU Arrangement.

“Consideration” means US$31.00 in cash per Share, without interest.
“Court” means the Supreme Court of British Columbia.
“Depositary” means such Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.
“Director” means the Director appointed pursuant to Section 260 of the CBCA.
“Dissent Rights” has the meaning specified in Section 3.1 .
“Dissenting Holder” means a registered Shareholder as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“DRS Advice” has the meaning specified in Section 4.1 (2).
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.
“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.
“Exchanges” means the Toronto Stock Exchange and the Nasdaq Global Market.
“Exercise Price” means, in respect of an Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.
“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).
“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any Securities Authority or stock exchange, including the Exchanges.
“Incentive Plans” means, collectively, (a) the Company Option Plan, and (b) the Company RSU Plans.
“Incentive Securities” means, collectively, (a) the Options, (b) the RSUs, (c) the PSUs.
“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).
“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.
“Letter of Transmittal” means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.
“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.
“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.
“Non Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans that are not Specified PSUs.
“Options” means all outstanding options to purchase Shares issued pursuant to the Company Option Plan.
“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.
“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.
“PRSU Arrangement” means, in aggregate, the grant letters for PRSUs.
“PRSUs” means the phantom restricted share units granted to eligible employees pursuant to the Company’s PRSU Arrangements.
“PSUs” means, collectively, the Non-Specified PSUs and the Specified PSUs.
“Purchaser” means 13548597 Canada Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.
“RSUs” means, collectively, (a) the restricted share units of the Company issued under the Company RSU Plans, and (b) the PRSUs.
“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.
“Settled Share Units” has the meaning ascribed thereto in Section 2.3(5).

“Share Purchase Trust” means the trust established pursuant to the trust agreement dated April 1, 2008 between the Company and Canadian Western Trust Company for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Company’s amended and restated restricted share unit plan, effective May 9, 2007, as amended.
“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.
“Shares” means the common shares in the share capital of the Company.
“Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans (based for greater certainty on the number of units initially granted, prior to the application of the performance payout factor, as indicated in column “Outstanding” of the table set forth under the heading “PSUs under Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011” in Section 3.1(6) of the Company Disclosure Letter (such table, the “Specified Table”)) (a) described as “TSR” Performance Type with a Payout of 200% in the Specified Table; (b) described as “EBIT” Performance Type with a Payout of 200% in the Specified Table; or (c) designated as such by both the Company and the Purchaser.
“Trust Shares” has the meaning ascribed thereto in Section 2.3(5).
“US Equivalent” means, in respect of Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.
“Tax Act” means the Income Tax Act (Canada). Section 1.2 Certain Rules of Interpretation In this Plan of Arrangement, unless otherwise specified:
(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.
(2) Currency. All references to dollars, $ or to US$ are references to U.S. dollars. All references to Canadian dollars or to CAD are references to Canadian dollars. For greater certainty, the Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.
(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.
(4) Certain Phrases and References, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of’, “the sum of’, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof’, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
(5) Statutory and Agreement References. Except as otherwise provided in this Agreement, (a) any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced; and (b) any reference in this Agreement to an agreement or a contract shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended and/or restated from time to time.
(6) Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.
(7) Date for Any Action. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.
(8) Time References. References to time are to local time, Vancouver, British Columbia.
ARTICLE 2 THE ARRANGEMENT
Section 2.1 Arrangement Agreement
This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
Section 2.2 Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.
Section 2.3 Arrangement
Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise starting at the Effective Time:
(1) each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company Option Plan or any award or similar agreement pursuant to which any Options were granted or awarded, as applicable, be deemed to have vested and, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, an amount in cash from the Company equal to the Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled.
For greater certainty, where the Exercise Price of any Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(2)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any RSUs were granted or awarded, as applicable, be deemed to have vested;

(3)

each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one (1);

(4)

each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two (2);

(5)

an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the “Settled Share Units”), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the “Trust Shares”) for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with Section 4.3) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated in descending order among the holders of RSUs and PSUs, beginning with the holder having the most RSUs and PSUs in the aggregate as of the Effective Time; provided further that no allocation of Shares shall be made pursuant to this Section 2.3(5) with respect to a fractional RSU or PSU that a holder may hold;

(6)

each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) (subject to any withholding in accordance with Section 4.3)), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this Section 2.3(6), and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(7)

each whole RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with Section 2.3(5)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1 (3) less any applicable withholdings pursuant to Section 4.3, and each such RSU and PSU shall immediately be cancelled;

(8)

each fractional RSU and PSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration multiplied by the applicable fraction of a PSU or DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such fractional RSU and PSU shall immediately be cancelled;
(9) (i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan;
(1 0) each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:
(a) such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1;
(b) such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and
(c) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;
(11) concurrently with step in Section 2.3(1 0) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:
(a) the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;
(b) such holder’s name sha!! be removed from the register of holders of Shares maintained by or on behalf of the Company; and
(c) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.
ARTICLE 3 DISSENT RIGHTS
Section 3.1 Dissent Rights
(1) Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to all of their Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, any other order of the Court and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190{5) of the CBCA must be received by the Company no later than 5:00p.m. (Vancouver Time) two (2)

Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).
(2) Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser free and clear of all Liens, as provided in Section 2.3(10), and if such holder is ultimately:
(a) entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(10)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or
{b) not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable withholdings.
Section 3.2 Recognition of Dissenting Holders
(1) In no case shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.
(2) In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(10) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(10) occurs
(3) Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable with holdings.
(4) In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.
ARTICLE 4
CERTIFICATES AND PAYMENTS
Section 4.1 Payment of Consideration
(1) The Purchaser shall on or immediately prior to the Closing provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Shareholders pursuant to this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.

(2)

Upon surrender to the Depositary of a direct registration statement (DRS) advice (a “DRS Advice”) or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(11), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of Section 2.3(11), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, Trust Shares, RSUs and PSUs, the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, RSUs and PSUs) or such other means as the Company may elect. Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Company is entitled to make the payments contemplated in this Section 4.1 (3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is five (5) Business Day immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1 , less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (61h) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (61 h) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares (including Trust Shares) or Incentive Securities shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Incentive Securities other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.
Section 4.2 Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 4.3 Withholding Rights
Each of the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.
Section 4.4 Calculations
All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01 ). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.
Section 4.5 Interest
Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens
Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.
Section 4.7 Paramountcy
From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Company, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.
ARTICLE 5 AMENDMENTS
Section 5.1 Amendments
(1) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.
(2) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(3) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.
(4) Notwithstanding anything to the contrary contained herein, the Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.
Section 5.2 Termination
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6 FURTHER ASSURANCES
Section 6.1 Further Assurances
Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.